Exhibit D-2


                    PUBLIC SERVICE COMMISSION
                        OF WEST VIRGINIA
                           CHARLESTON


CASE NO. _________________

APPALACHIAN POWER COMPANY,
a corporation, and
WHEELING POWER COMPANY,
a corporation,

     Petition for the Commission's consent and approval of Appalachian Power Company and Wheeling Power Company amending their
     Service Agreements with American Electric
     Power Service Corporation, an affiliate, for the provision of certain services and entering into Affiliated Transactions Agreements with certain of their affiliates pursuant to the provisions of W. Va. Code, Sec. 24-2-12.


                            PETITION

     Come now the above-named Appalachian Power Company
("Appalachian" or "APCo") and Wheeling Power Company ("Wheeling" or "WPCo") (together, the "Companies"), the petitioners herein, and respectfully make the following representations to the
Commission:

     1. The names and addresses of the petitioners are as follows:

                    Appalachian Power Company
                    40 Franklin Road
                    Roanoke, Virginia  24011

                    Wheeling Power Company
                    51 Sixteenth Street
                    Wheeling, West Virginia  26003

     Appalachian is incorporated under the laws of the Commonwealth of Virginia and is authorized to do business as a public utility in the State of West Virginia. Wheeling is incorporated under the laws of the State of West Virginia.

     2. The names and addresses of the affiliates with which Appalachian and Wheeling propose to enter into arrangements for the provision of certain services are:

               American Electric Power Service Corporation
               1 Riverside Plaza
               Columbus, Ohio  43215

               Columbus Southern Power Company
               215 North Front Street
               Columbus, Ohio  43215

               Indiana Michigan Power Company
               One Summit Square
               P. O. Box 60
               Fort Wayne, Indiana  46801

               Kentucky Power Company
               1701 Central Avenue
               Ashland, Kentucky  41101

               Kingsport Power Company
               422 Broad Street
               Kingsport, Tennessee  37660

               Ohio Power Company
               301 Cleveland Avenue, S.W.
               Canton, Ohio  44702

American Electric Power Service Corporation ("Service
Corporation") is incorporated under the laws of New York.  The
Companies seek exemption from the requirement of providing copies of their affiliates' articles of incorporation.

     3. Service Agreement. On May 28, 1980, this Commission issued an Order in Case No. 80-138-E-PC, approving a service agreement (including Schedule A thereto), dated January 1, 1980 (the "Existing Service Agreement", copy attached as Exhibit A-1), between Appalachian and the Service Corporation. On May 28, 1980, this Commission issued an Order in Case No. 80-139-E-PC, approving a service agreement (including Schedule A thereto) dated January 1, 1980 (the Existing Agreement, copy attached as Exhibit A-2), between Wheeling and the Service Corporation. The Companies and the Service Corporation propose to amend Schedule A ("Proposed Amendment") to the Existing Service Agreements and therefore seek the approval by this Commission of the Proposed Amendment in accordance with Chapter 24 of the West Virginia Code ("Code") and all other applicable law. The Proposed Amendment is attached as Exhibit B. Subject to receipt of all necessary regulatory approvals, the Service Corporation intends to make similar amendments to its service agreements with American and the other direct and indirect subsidiaries of American (such agreements together with the Existing Service Agreement collectively, the "Service Agreements").

     The Service Corporation currently provides services under the Service Agreements to American, eight electric utility companies (AEP Generating Company ("AEGCo"), APCo, Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgPCo"), Ohio Power Company ("OPCo") and WPCo (collectively, the "Electric Utility Companies")) and various active and inactive non-utility companies, including coal subsidiaries of certain Electric Utility Companies, AEP Energy Services, Inc., AEP Resources, Inc., AEP Resources International, Limited and AEP Investments, Inc. The Proposed Amendment will reflect changes in the services provided by the Service Corporation and the related cost allocations that began January 1, 1996, and which resulted from the recent realignment of the Service Corporation and the Electric Utility Companies.

     4. Realignment. In order to better position American and its subsidiaries for increasing competition among suppliers of electricity, on January 1, 1996, the Service Corporation and Electric Utility Companies began to realign their organizations to create distinct power generation and energy transmission and distribution groups. Organizational charts for the Service Corporation before and after the reorganization are attached as Exhibits C and D, respectively. Charts showing the post-restructuring lines of authority from the Service Corporation and the Companies and the organization of officers and key personnel of the Companies after the restructuring are attached as Exhibits E and F, respectively. Although they will not change their corporate names, the Service Corporation and Electric Utility Companies also began to do business as American Electric Power on January 1, 1996.

     The realignment establishes four functional business units:
Power Generation; Energy Transmission and Distribution; Nuclear Generation; and Corporate Development. Various administrative and other support services will be provided to these business units. The business units and support services are functional organizations placed over existing corporate structures. In the realignment, no new legal entities will be formed and no utility assets will be transferred. The four functional business units, together with the various administrative and other support services, are described as follows:

          (a) Power Generation. Power Generation is responsible for fossil and hydro generating stations owned and operated by APCo, CSPCo, I&M, KPCo and OPCo. It has four groups:
     Fossil and Hydro Production; Power Generation Engineering; Environmental Services; and Fuel Supply and Business Support.

               1) Fossil and Hydro Production is responsible for operating and maintaining the fossil and hydro generating stations. Management and administrative and support services are being centralized in Columbus. Outage and other maintenance and technical support is provided by two regional service organizations. Operating and running maintenance continues to be located at each generating station. These changes are expected to result in a net reduction of approximately 780 positions: 1,200 positions eliminated at the generating stations and 420 positions created in the regional service organizations.

               2) Power Generation Engineering includes civil, mechanical, electrical, controls and other engineering generally relating to the fossil and hydro generating stations and is located in Columbus.

               3) Environmental Services provides permitting and other regulatory services relating to environmental laws for Power Generation and for the other business units.

               4) Fuel Supply and Business Support continues to be responsible for fuel supply and procurement and provides business unit planning and financial management.

          (b) Energy Transmission and Distribution. Energy Transmission and Distribution is responsible for the transmission and distribution system owned by APCo, CSPCo, I&M, KPCo, KgPCo, OPCo and WPCo. It has three primary groups: Energy Transmission; Energy Distribution; and Energy Delivery Support, described further below. It also has business unit planning and associated business development groups.

               1)  Energy Transmission is responsible for
          engineering, construction, operation and maintenance of the transmission system. Construction, operation and maintenance is divided into three regions, headquartered in Columbus, Fort Wayne and Roanoke (see Exhibit G). Existing operations centers in Columbus, Fort Wayne and Roanoke continue to operate the transmission system.

               Transmission System Engineering is performed at four offices, located in Columbus, Ashland, Fort Wayne and Roanoke. The Columbus office is responsible for general systemwide transmission engineering as well as all transmission engineering in central, eastern and southern Ohio, northern Kentucky and northern West Virginia. The Ashland, Fort Wayne and Roanoke offices are responsible for regional transmission engineering.

               2) Energy Distribution is organized into twelve regions responsible for systemwide distribution networks as well as customer services. (See Exhibit H.) Distribution Engineering and Operations is headquartered in Columbus with regional offices located in Columbus, Fort Wayne and Roanoke. Customer Services is located in Columbus, Fort Wayne and Roanoke with call centers in Ashland, Columbus and Fort Wayne. At least one additional call center is expected to be established in Virginia or West Virginia.

               3) Energy Delivery Support provides technical support for Energy Transmission and Distribution. It also includes Telecommunications, which provides services to other business units as well.

          (c) Nuclear Generation. Nuclear Generation is responsible for the Donald C. Cook Nuclear Plant ("Cook Plant") owned by I&M and located in southwestern Michigan. During 1996, Nuclear Generation will relocate its Columbus personnel to the Cook Plant in Michigan. In connection with the realignment, 120 positions will be eliminated: 70 positions in Michigan and 50 positions from the combination of the Columbus and Michigan organizations.

          (d) Corporate Development. Corporate Development is responsible for developing new business opportunities, including non-utility activities.

          (e) Support Services and State Officers. Management of the services supporting these business units and the support services themselves are being centralized. Accounting functions will be consolidated in Columbus and Canton over the next five years, Human Resources is being organized into four service delivery centers, Marketing is being expanded and other services will be reorganized and renamed. As a result of the consolidation of Accounting and implementation of new accounting systems, approximately 180 staff positions are expected to be eliminated by 2000.

          These consolidated support services will replace the executive and administrative offices of the five major Electric Utility Companies. Five State Officers have been appointed to lead state-level relations with regulators, legislators, media, community leaders and customers in the seven states in which the Electric Utility Companies operate.

     5. Reasons for the Realignment. The Service Corporation and Electric Utility Companies are realigning their organizations in order to (a) unbundle electric services consistent with customer desires and the evolving regulatory structure of the industry and (b) operate more efficiently.

     Customers no longer want "one-size-fits-all" universal electric service; they want customized services at competitive prices. In order to achieve this, bundled electric services must be unbundled. Electric companies have traditionally provided generation and energy delivery services as a single package. Unbundling will enable electric companies to generate and sell electricity in the competitive marketplace while separately providing delivery services to its customers.

     The Federal Energy Regulatory Commission ("FERC") has acknowledged the need to separate generation and transmission in the wholesale market. (See the Notice of Proposed Rulemaking (RM95-8-000), dated March 29, 1995.) In that Release, FERC stated:

     The Commission's preliminary view is that functional unbundling of wholesale services is necessary to implement non-discriminatory open access. Accordingly, the proposed rule requires that a public utility's uses of its own trans-mission system for the purpose of engaging in wholesale sales and purchases of electric energy must be separated from other activities, and that transmission services (including ancillary services) must be taken under the filed transmission tariff of general applicability. The proposed rule does not require corporate unbundling (selling off assets to a non-affiliate, or establishing a separate corporate affiliate to manage a utility's transmission assets) in any form, although some utilities may ultimately choose such a course of action. The proposed rule accommodates corporate unbundling, but does not require it.

Final rules were issued on April 24, 1996 (Order Nos. 888 and
889). As proposed, they do not require corporate restructuring, but do require functional separation of generation and transmission.

     In the retail market, separation of the generation and delivery functions, although not yet required by regulators, is good public policy. The realignment will enable American and its subsidiaries to provide the separate electrical services that customers desire in a manner that is consistent with evolving regulatory requirements.

As a result of the realignment, the Service Corporation and Electric Utility Companies expect to provide improved services more efficiently. Power Generation, Nuclear Generation and Accounting are expected to perform their functions with a total of approximately 1,080 fewer staff. Initial staff reductions are not expected in Energy Transmission and Distribution. Staff increases are expected in Corporate Development and Marketing.

     In addition, the business and support units are emphasizing improvements in service, whether to external or internal customers. For example, the generating stations are being operated by shift teams composed of people with various skills. Moreover, a group in Energy Delivery Support is being established to improve Energy Transmission and Distribution operations. As a result of organizing by business units, improvements will be implemented efficiently and consistently across the entire Power Generation or Energy Transmission and Distribution organization rather than on a company-by-company basis.

     6. Services Affected by the Realignment. Some management, engineering, maintenance and a variety of administrative and support functions previously performed by the Electric Utility Companies are being rendered after the realignment by the Service Corporation. These services are being provided by the Service Corporation because the group that performs the services renders them to units of two or more Electric Utility Companies. As compared to December 31, 1994, the realignment is expected to result in a net transfer of approximately 1,135 employees to the Service Corporation from the Electric Utility Companies. (See
Exhibit I.) The following discussion describes these changes in general terms:

          (a) Power Generation. In Power Generation, the Service Corporation provides management services for all the fossil and hydro generating stations, the Central Machine Shop and generating station training simulator. All generating station managers as well as the Central Machine Shop and simulator manager, who continue to be employees of the Electric Utility Company operating the station, report directly to Service Corporation personnel located in Columbus. The Service Corporation also provides business support and financial management for the generating stations.

          Two regional service organizations provide support for fossil plant outages and other maintenance in addition to administrative and technical support. Specifically, each regional service organization include the following: (1) a safety and health group responsible for the safety of the regional personnel; (2) a production services group responsible for planning, scheduling and scheduled unit outage work and project work during non-outage periods; and
     (3) an administrative and technical services group responsible for human resources, labor relations, salary and benefits, training, budget preparation, purchasing, stores record keeping, quality control and assurance, welding programs, engineering small capital projects, and providing equipment specialists. Personnel in these regional centers, including some union employees, are employees of the Service Corporation. Each regional service organization has approximately 330 employees.

          (b) Energy Transmission and Distribution. The Service Corporation provides overall management of Energy Transmission and the management of each of the three transmission regions. Employees in local construction, operations, and maintenance offices are expected to remain employees of the Electric Utility Companies. The Service Corporation also manages and provides transmission system engineering.

          In Energy Distribution, the Service Corporation manages the 12 energy distribution regions, manages and coordinates customer services, and manages and provides engineering, operations and data systems support to the regions. Employees in the 12 regions are expected to remain employees of the Electric Utility Companies.

          In addition, the Service Corporation provides business unit planning and associated business development for Energy
     Transmission and Distribution.

          (c) Executive Services. The Service Corporation provides additional executive officers for the Electric Utility Companies. Previously, the Chairman of the Board and several vice presidents were employees of the Service Corporation. As a result of the realignment, an executive vice president of the Service Corporation also became president of all the Electric Utility Companies and other executive officers of the Service Corporation became vice presidents. The only vice president of the Electric Utility Companies who is not an employee of the Service Corporation is the state officer.

          (d) Accounting, Human Resources, Marketing, and Other Services. Prior to the realignment, the administrative offices of APCo, CSPCo/OPCo, I&M and KPCo provided some accounting, administrative services, governmental affairs, human resources, marketing, public affairs, purchasing, tax, rates and legal functions. The Electric Utility Companies will continue to provide some marketing, rates, environ-mental affairs, governmental affairs and public affairs (now called corporate communications) functions. Over the next several years, the Service Corporation will begin to provide all Accounting and Human Resources services as well as some other additional services.

          With respect to Accounting, the Service Corporation will begin to provide payroll services in 1996, accounts payable services in 1997 and other accounting services between 1998 and 2000 to the Electric Utility Companies. It is expected that approximately 370 employees will be transferred to the payroll of the Service Corporation during this period.

          On January 1, 1996, the Service Corporation began to supervise and administer the human resource policies for the Electric Utility Companies. Approximately 210 employees will be transferred to the payroll of the Service
     Corporation to perform these services.

          (e) Functions Remaining at Electric Utility Companies. After the realignment, the principal functions of personnel at the Electric Utility Companies are operation and running maintenance of the fossil and hydro generating stations, nuclear generation, local construction, operation and maintenance of the transmission system, the 12 distribution regions, including customer service and the call centers, and the state officers.

          The personnel at the fossil and hydro generating stations include the plant manager, the energy production teams (responsible for operations and running maintenance) and the administrative and technical services group (responsible for human resources, stores, environmental
     program, laboratory work, and long-range planning).   The
     fossil and hydro generating stations have approximately 3,500 personnel, all of whom will be employed by the Electric Utility Companies. Personnel of APCo also will continue to operate the generating station simulator and the central machine shop.

          I&M personnel will be responsible for operation, engineering, business performance, regulatory affairs and quality assurance at the Cook Plant. After the realignment, approximately 1,180 I&M personnel will be in the nuclear organization.

          Personnel at the three regional operations centers in Columbus, Fort Wayne and Roanoke are employees of the Electric Utility Companies. In addition, personnel at the local construction, operation and maintenance offices for Energy Transmission are personnel of the Electric Utility Companies. Approximately 1,100 personnel in Energy Transmission are employees of the Electric Utility Company.

          In Energy Distribution, all personnel in the 12 distribution regions are on the payroll of the Electric Utility Companies. These employees are responsible for customer service and construction, operation and maintenance of the distribution system. Personnel at the call centers also are expected to the employees of the Electric Utility Companies. Approximately 5,000 personnel in Energy Distribution are expected to be employees of the Electric Utility Companies.

          Employees in the five state offices are personnel of the Electric Utility Companies. They include the state officers, the rate director and the environmental affairs director. In addition, some employees in support organizations, such as corporate communications and rates, may remain on the payroll of the Electric Utility Companies.

     7. Changes to Schedule A. The realignment of the Service Corporation and the Electric Utility Companies requires numerous changes to Schedule A. These changes will revise the structure of the groups set forth in the Schedule as well as the allocation ratios. With the centralization of management of the Electric Utility Companies, the review and approval of new work orders and monthly billings is changing. The changes to Schedule A are summarized as follows:

          (a) Groups and Allocation Ratios. Of the 31 groups identified in the current Schedule A, the following 17 groups will be removed: Automotive Services, Civil Engineering, Construction, Customer Services, Design, Electrical Engineering, Electrical Research and Development, Engineering Education Programs, Insurance and Pension, Land Management, Materials Handling, Mechanical Engineering, Nuclear Engineering, Operations, Quality Assurance, T&D Operations, and Technical Education. In addition, Administrative Services, Computer Applications, Controllership, Environmental Engineering, Fuel Supply, Personnel, Public Affairs, Purchasing, and Treasury will change their titles to Corporate Services, Information Services, Corporate Planning and Budgeting, Environmental Services, Fuel Supply and Business Support, Human Resources, Corporate Communications, Procurement and Supply Chain Services, and Accounting, respectively. Finally, new groups will be established for Energy Distribution, Energy Transmission, Fossil and Hydro Production, Internal Audits, Marketing Services, Nuclear Generation, Power Generation Engineering, System Power Markets, Tax, and Energy Delivery Support. A general description of the services provided by each group is set forth in the form of Amended Schedule A attached as Exhibit B.

          In order to accommodate the new groups, the following seven new allocation ratios for functional services identified in Schedule A will be added:

          i)   Level of Construction - Production Ratio

               A ratio the numerator of which is the "defined construction expenditures" of each Client generating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expenditures" for this Ratio are all construction expenditures in all "production" plant accounts except land and land rights and nuclear accounts, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Service Corporation are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

          ii)  Level of Construction - Transmission Ratio

               A ratio the numerator of which is the "defined construction expenditures" of each Client operating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expendi-tures" for this Ratio are all construction expenditures in all "transmission" plant accounts except land and land rights, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

          iii) Level of Construction - Distribution Ratio

               A ratio the numerator of which is the "defined construction expenditures" of each Client operating company during the last twelve months and the denominator of which is the sum of "defined construction expenditures" of all such Clients during the same twelve months. "Defined construction expendi-tures" for this Ratio are all construction expenditures in all "distribution" plant accounts except land and land rights, line transformers, services, meters and leased property on customers' premises, and exclusive of construction expenditures accumulated on work orders of a Client to which charges by the Company are being separately made. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

          iv)  Coal-Fired Kilowatt Hours Generation Ratio

               A ratio the numerator of which is the coal-fired kilowatt hours generation of each Client generating company for the last twelve months and the denominator of which is the sum of the coal-fired kilowatt hours generation of all Client generating companies for the same twelve months. This ratio will be revised semi-annually, based on figures as of June 30 and December 31.

          v)   Transmission and Sub-Transmission Pole Miles Ratio

               A ratio the numerator of which is the transmission and sub-transmission pole miles of each Client operating company and the denominator of which is the sum of the transmission and sub-transmission pole miles of all such Clients. This ratio will be revised annually, based on figures at December 31.

          vi)  Plant Megawatt Capability Ratio

               A ratio the numerator of which is the total megawatt capability of all fossil and hydro generating plants of each Client generating company and the denominator of which is the total megawatt capability of all fossil and hydro generating plants of all Client generating companies. This ratio will be revised annually, based on figures at December 31.

          vii) Fossil Plant Combination Ratio

               A ratio the numerator of which is the sum of (1) the percentage derived by dividing the total megawatt capability of all fossil generating plants of each Client generating company by the total megawatt capability of all fossil generating plants of all Client generating companies and (2) the percentage derived by dividing the total scheduled maintenance outages at all fossil generating plants of each Client generating company for the last three years by the total scheduled maintenance outages at all fossil generating plants at all Client generating companies during the same three years and the denominator of which is the factor 2. This ratio will be revised annually, based on figures at and as of December 31 respectively.

          The title for the Tons of Fuel Acquired Ratio changes to Tons of Coal Acquired Ratio and the Coal Company Combination Ratio will be revised quarterly rather than semi-annually. The definition of "generating company" changes to include companies that own and operate facilities for the production of electricity. Finally, the total annual cost ratio is clarified for allocation of interest other than mortgage interest and income taxes.

     Allocation ratios assigned to functional work orders established for the new groups are:

     Energy Distribution:  Level of Construction - Distribution
     Ratio or Number of Electric Customers Ratio;

     Energy Transmission:  Level of Construction - Transmission
     Ratio or Transmission and Sub-Transmission Pole Miles Ratio;

     Fossil and Hydro Production:  Level of Construction -
     Production Ratio, Fossil Plant Combination Ratio or Plant
     Megawatt Capability Ratio;

     Internal Audits:  Kwh Sales Ratio or Coal Company
     Combination Ratio;

     Marketing Services:  Number of Electric Customers Ratio;

     Nuclear Generation:  Directly to I&M;

     Power Generation Engineering:  Level of Construction -
     Production Ratio, Plant Megawatt Capability Ratio or Tons of
     Coal Acquired Ratio;

     System Power Markets:  Client Load Ratio;

     Tax:  Kwh Sales Ratio or Coal Company Combination Ratio; and

     Energy Delivery Support:  Number of Client Employees Ratio,
     Level of Construction - Transmission Ratio, Level of
     Construction - Distribution Ratio, Transmission and Sub-
     Transmission Pole Miles Ratio, Number of Electric Customers
     Ratio or Kwh Sales Ratio.

     Continuing groups with new ratios include:

     Corporate Services:  Kwh Sales Ratio and Coal Company
     Combination Ratio;

     Environmental Services:  Plant Megawatt Capability Ratio,
     Coal-Fired Kilowatt Hours Generation Ratio and Kwh Sales
     Ratio; and

     Fuel Supply and Business Support:  Coal-fired Kilowatt Hours
     Generation Ratio.

     The portion of Accounting's costs which relate specifically to the internal affairs of the Service Corporation are included in the overheads of the Service Corporation and allocated to the other groups based on the Number of Employees by Group Ratio.

     It is also proposed that Schedule A be amended to allow costs accumulated on a job or project work order performed for two or more companies to be allocated among client companies, in addition to ratios used for functional work orders, on a Specific Identification Ratio, Equal Share Ratio, Hydro Kilowatt Hours Generation Ratio, Number of Purchase Orders Written Ratio, or Number of Invoices Processed Ratio, if appropriate. The existing Level of Construction Ratio is revised to change the basis of the calculation from "monthly" expenditures to expenditures "for the last twelve months" and the frequency of calculation from monthly to semi-annually.

     8. Future Amendments. The staff of the SEC in its most recent audit of the Service Corporation requested that Schedule A be reviewed and revised each year. The review and revision would update the allocation ratios and group structure of the Service Corporation. Unless significant changes are made to Schedule A or the Service Corporation, the filing of an Application and formal approval by the SEC under the 1935 Act is not required. Changes in and new allocation ratios for functional work orders require notice to the SEC staff at least 60 days prior to the effective date. It is proposed that this Commission authorize further changes to Schedule A as long as the changes do not require the filing of an Application under the 1935 Act.

     9. Other Regulatory Approvals Relating to Service Agreement. In addition to the approval of this Commission under West Virginia Code, Section 24-2-12, the amendments to Schedule A must also be approved by the SEC and the Virginia State Corporation Commission ("VSCC"). The Service Corporation's application to the SEC for approval of the changes to Schedule A (the "SEC Application") was filed on January 16, 1996, and a copy has been delivered to this Commission. The Service Corporation filed Amendment No. 1, Amendment No. 2 and Amendment No. 3 (the "Amendments") to the SEC Application on May 6, 1996, May 21, 1996 and July 24, 1996, respectively. Copies of the Amendments are being delivered to this Commission herewith. Appalachian's application to the VSCC for approval of the changes to Schedule A has been filed recently.

     10. Affiliated Transactions Agreement. The AEP System companies have determined that significant operational efficiencies can be achieved by realigning their operations on a regional basis. Therefore, the Service Corporation, APCo, CSPCo, I&M, KPCo, KGPCo, OPCo and WPCo intend to enter into an Affiliated Transactions Agreement to provide, where appropriate in certain limited situations, services, sell goods and make facilities and vehicles available to each other. The cost of services, goods, facilities or vehicles would be calculated in accordance with Rules 90 and 91 of the SEC under the 35 Act.

     Allocation of costs relating to services, goods and vehicles are set forth in the Affiliated Transactions Agreement, a copy of which is attached as Exhibit J to this Petition.

     11. The terms and conditions of the arrangements proposed herein are fair and reasonable. The arrangements do not confer upon any party thereto an undue advantage over any other party thereto, and do not adversely affect the public in West Virginia.

     ACCORDINGLY, the Companies respectfully request the Commission to enter an order granting its consent and approval for the Companies to enter into, participate in, and effect individual transactions pursuant to the arrangements which are proposed herein.

                              APPALACHIAN POWER COMPANY


                              By:   /s/ G. P. Maloney
                                     Vice President


                              WHEELING POWER COMPANY


                              By:   /s/ G. P. Maloney
                                     Vice President


William C. Porth, Esq.
ROBINSON & MCELWEE
600 United Center
500 Virginia Street East
Charleston, WV  25301
(304) 344-5800

Ann B. Graf, Esq.
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza
Columbus, OH  43215
(614) 223-1000

     Counsel for Appalachian Power Company
                and Wheeling Power Company



                            EXHIBITS


     A-1  Existing Agreement (including existing Schedule A) -
          APCo

     A-2  Existing Agreement (including existing Schedule A) -
          WPCo

     B    Proposed Amended Schedule A

     C    Service Corporation Organizational Chart Before the
          Realignment

     D    Service Corporation Organizational Chart After the
          Realignment

     E    Post-Restructuring Lines of Authority From Service
          Corporation to APCo and WPCo

     F Organization of the Officers and Key Personnel of APCo and WPCo after the Realignment

     G    Map Showing Transmission Regions

     H    Map Showing Distribution Regions

     I    Service Corporation Staffing Changes As a Result of the
          Realignment

     J    Affiliated Transactions Agreement



                          VERIFICATION


STATE OF OHIO

COUNTY OF FRANKLIN, to-wit:


     Ann B. Graf, counsel for Appalachian Power Company and Wheeling Power Company, the Petitioners in the foregoing Petition of Appalachian Power Company and Wheeling Power Company, being duly sworn, states upon her information and belief that the facts and allegations therein contained are true.

                                 /s/ Ann B. Graf
                                   Ann B. Graf



     Taken, sworn to and subscribed before me this 29th day of August, 1996.

                                 /s/ Jana Lee Brown
                                   Notary Public
                           My Commission expires 3-15-2000